CERTIFICATE OF QUALIFIED PERSON

Bruno Borntraeger

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada. I, Bruno Borntraeger of 12158 59 Ave Surrey BC Canada, V3X 3L4, Geological Engineer, do hereby certify that:

1. I am employed by and carried out this assignment for Knight Piésold Ltd 1400-750- West Pender Street Vancouver, BC V6C 2T8 Canada, phone number (604) 685-0543;

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:

3. I hold the following, academic qualifications:

   B.A.S., Geological Engineering, University of British Colombia.

4. I am a member in good standing for the association of Professional Engineers and Geoscientists of BC (20926), and Professional Engineers of Yukon Territory (1219)

5. I have worked in the minerals industry as an engineer continuously since 1990, a period of 21 years;.

6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for Section 1.20 presented in this report. In addition, I visited the Property on July 21, 2008

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI43 101;

10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

11. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Bruno Borntraeger, P. Eng.

PROFESSIONAL
YUKON
BRUNO BORNTRAEGER
TERRITORY
ENGINEER